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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

MEMSIC, Inc.

(Name of Issuer)

Common Stock, $0.00001

(Title of Class of Securities)

586264103

(CUSIP Number)

Calendar Year 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 586264103	13G	Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Yang Zhao
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization The Reporting Person is a citizen of the United States.

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 1,654,500
6. Shared Voting Power 0
7. Sole Dispositive Power 1,654,500
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,654,500
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) approximately 7.0%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 586264103	Page 3 of 5

Item 1.	(a)	Name of Issuer:

MEMSIC, Inc. (the “Issuer”).

	(b)	Address of the Issuer’s Principal Executive Offices:

One Tech Drive, Suite 325, Andover, MA 01810.

Item 2.	(a)	Name of Person Filing:

Yang Zhao (the “Reporting Person”).

	(b)	Address of Principal Business Office:

The principal business office of the Reporting Person with respect to the shares reported hereunder is One Tech Drive, Suite 325, Andover, MA 01810.

	(c)	Citizenship:

The Reporting Person is a citizen of the United States.

	(d)	Title and Class of Securities:

Common stock, $0.00001 (“Common Stock”)

	(e)	CUSIP Number:

586264103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

CUSIP No. 586264103	Page 4 of 5

Item 4.	Ownership

As of December 31, 2008, the Reporting Person beneficially owned 1,654,500 shares of Common Stock of the Issuer, representing approximately 7.0% of the class. The shares reported in this statement as beneficially owned by the Reporting Person include: (i) 495,750 outstanding shares Common Stock held of record by the Reporting Person, (ii) 300,000 shares of outstanding Common Stock held of record by the Yang Zhao Children’s Grantor Retained Annuity Trust dated August 1, 2007, (iii) 750,000 shares of outstanding Common Stock held of record by the Yang Zhao Grantor Retained Annuity Trust FBO Naifeng Yang dated August 1, 2007 and (iv) 108,750 shares which may be acquired within 60 days of December 31, 2007 pursuant to an outstanding stock option.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose.

CUSIP No. 586264103	Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 13, 2009

By:	/s/ Yang Zhao
Yang Zhao